UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 11-K

Annual report pursuant to Section 15(d) of the Securities Exchange Act of 1934

For the fiscal year ended December 31, 2009

Commission file number 001-13913

WADDELL & REED FINANCIAL, INC.

401(K) AND THRIFT PLAN, AS AMENDED AND RESTATED

(Full title of the Plan)

WADDELL & REED FINANCIAL, INC.

6300 Lamar Avenue

Overland Park, Kansas  66202

913-236-2000

(Name of issuer of securities held pursuant to the Plan)

Report of Independent Registered Public Accounting Firm

The Plan Administrators
Waddell & Reed Financial, Inc.
    401(k) and Thrift Plan:

We have audited the accompanying statements of net assets available for benefits of the Waddell & Reed Financial, Inc. 401(k) and Thrift Plan (the Plan) as of December 31, 2009 and 2008, and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Waddell & Reed Financial, Inc. 401(k) and Thrift Plan as of December 31, 2009 and 2008, and the changes in its net assets available for benefits for the years then ended, in conformity with U.S. generally accepted accounting principles.

Our audits were made for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplementary information included in Schedule 1 is presented for the purpose of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplementary schedule is the responsibility of the Plan’s management. The schedule has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated, in all material respects, in relation to the basic financial statements taken as a whole.

/s/  KPMG LLP

Kansas City, Missouri
June 29, 2010

WADDELL & REED FINANCIAL, INC.

401(k) AND THRIFT PLAN

Statements of Net Assets Available for Benefits

December 31, 2009 and 2008

	2009	2008
Investments at fair value (note 3)	$119,133,715	93,443,905
Contributions receivable from participants	203,863	225,647
Contributions receivable from participating employers	324,588	356,308
Net assets available for benefits	$119,662,166	94,025,860

See accompanying notes to financial statements.

WADDELL & REED FINANCIAL, INC.

401(k) AND THRIFT PLAN

Statements of Changes in Net Assets Available for Benefits

Years ended December 31, 2009 and 2008

	2009	2008
Investment income (loss):
Dividends — stock	$277,843	207,666
Dividends — mutual funds	1,348,002	7,523,836
Net appreciation (depreciation) in the fair value of investments (note 3)	28,906,940	(52,669,241)
Total investment income (loss)	30,532,785	(44,937,739)
Contributions (note 4):
Participant	7,785,882	8,623,837
Employer	1,585,333	3,818,891
Participant rollovers	716,599	359,249
Total contributions	10,087,814	12,801,977
Benefits paid to participants	(14,984,293)	(5,067,747)
Net increase (decrease)	25,636,306	(37,203,509)
Net assets available for benefits:
Beginning of year	94,025,860	131,229,369
End of year	$119,662,166	94,025,860

See accompanying notes to financial statements.

WADDELL & REED FINANCIAL, INC.
401(k) AND THRIFT PLAN

Notes to Financial Statements

December 31, 2009 and 2008

(1)                     Description of Plan

The following brief description of the Waddell & Reed Financial, Inc. 401(k) and Thrift Plan, as amended and restated (the “Plan”) is provided for general information purposes only. Participants should refer to the Plan document for more complete information.

(a)                      General

The Plan is a defined contribution plan covering substantially all employees of Waddell & Reed Financial, Inc. and subsidiaries who have 12 consecutive months of service and no less than 1,000 hours of service for Waddell & Reed Financial, Inc. or a subsidiary. Effective August 1, 2008, the eligibility requirements were changed to allow employees with 30 days of service to participate in the Plan with employer matching contributions beginning following 12 consecutive months of service. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974, as amended (“ERISA”). Plan administration is accomplished through a committee of five persons who have authority to arbitrate disputes and settle claims arising under the Plan.

(b)                      Contributions

Participants are allowed to make yearly pre—tax and after—tax contributions not to exceed eligible earnings less required social security tax withholdings, subject to Internal Revenue Service (the “IRS”) limitations of $16,500 for 2009 and $15,500 for 2008; $22,000 for 2009 and $20,500 for 2008 if the participant is 50 years of age or older. The Plan provided for a matching employer contribution of 100% of the first 3% of the participant’s contribution and 50% of the next 2% of the participant’s contribution. Effective March 9, 2009, the matching employer contribution was reduced from 4% to 1% of the participant’s eligible compensation, which removed the Plan’s “safe harbor” designation. Employer matching contributions are pre—tax and begin after the participant completes 12 consecutive months of service.

Participants direct the investment of participant and employer matching contributions among investment options available under the Plan.

(c)                       Participant Accounts

Each participant’s account is credited with their contribution, the employer’s matching contribution, and earnings on their participant and employer account balances. Participants vest immediately in their contributions, employer matching contributions, and actual earnings thereon.

(d)                      Participant Loans

Participant loans are not permitted.

(e)                       Payment of Benefits

Upon termination of service for any reason and election to withdraw from the Plan, a participant is paid a lump-sum distribution. Former employees can elect not to withdraw from the Plan, but cannot continue to make contributions to the Plan.

(Continued)

WADDELL & REED FINANCIAL, INC.
401(k) AND THRIFT PLAN

Notes to Financial Statements

December 31, 2009 and 2008

(2)                     Summary of Significant Accounting Policies

(a)                      Basis of Presentation

The accompanying financial statements have been prepared in conformity with U.S. generally accepted accounting principles (“GAAP”) and present the Plan’s net assets available for benefits and changes in those net assets using the accrual method of accounting.

The Plan allows contributions to be invested in Waddell & Reed Financial, Inc. Class A common stock and certain mutual fund shares of (i) the Waddell & Reed Advisors Group of Mutual Funds and (ii) the Ivy Funds. Waddell and Reed Investment Management Company, a participating employer in the Plan, and Ivy Investment Management Company manage the Waddell & Reed Advisors Group of Mutual Funds and the Ivy Funds, respectively. Fiduciary Trust Company of New Hampshire serves as the trustee for the Plan.

The Plan had 1,598 and 1,802 participants at December 31, 2009 and 2008, respectively. At December 31, 2009, 343 of the 1,598 participants in the Plan were former employees who had elected not to withdraw from the Plan. At December 31, 2008, 358 of the 1,802 participants in the Plan were former employees who had elected not to withdraw from the Plan.

(b)                      Use of Estimates

The preparation of financial statements in conformity with GAAP requires the plan administrator to make estimates and assumptions that affect the reported amounts of assets and liabilities and changes therein, and the disclosure of contingent assets and liabilities. Actual results could differ from those estimates.

(c)                       Investment Valuation and Income Recognition

The Plan’s investments in common stock are stated at fair value. The Plan’s investments in mutual fund shares are stated at net asset value. Quoted market prices are used to value or derive the value of investments.

Purchases and sales of securities are recorded on a trade-date basis (the date the order to buy or sell is executed). Dividend income is recorded on the ex-dividend date.

(d)                      Payment of Benefits and Administrative Expenses

Benefits are recorded when paid. Administrative expenses are paid by the participating employers listed in note 4.

(Continued)

WADDELL & REED FINANCIAL, INC.
401(k) AND THRIFT PLAN

Notes to Financial Statements

December 31, 2009 and 2008

(e)                       Accounting Pronouncement Not Yet Adopted

In January 2010, the Financial Accounting Standards Board issued Accounting Standards Update No. 2010-06 to amend “Fair Value Measurements and Disclosures Topic,” Accounting Standards Codification (“ASC”) 820. This guidance requires disclosure changes related to recurring or nonrecurring fair value measurements. Specifically, companies are required to disclose separately the amounts of significant transfers in and out of Level 1 and Level 2 fair value measurements, describe the reasons for the transfers, and provide additional detail related to the reconciliation of Level 3 fair value measurements. Additionally, the guidance clarifies existing disclosure requirements. The guidance is effective for annual reporting periods beginning after December 15, 2009, except for certain provisions related to the rollforward of activity in Level 3 fair value measurements, which are effective for fiscal years beginning after December 15, 2010.

(3)                     Plan Investments

(a)                      Fair Value

The following presents the number of shares and fair value of common stock and mutual fund investments held by the Plan as of December 31, 2009 and 2008. Investments that represent 5% or more of the Plan’s net assets are separately identified.

December 31, 2009	Number of shares	Fair value
Waddell & Reed Financial, Inc. Class A common stock	300,644	$9,181,668
Cash equivalents	—	462,080
Accrued income	—	57,194

Waddell & Reed Advisors Group of Mutual Funds shares:
Asset Strategy	1,508,487	13,078,578
Cash Management	10,028,072	10,028,072
Core Investment	1,283,769	6,354,658
New Concepts	694,253	6,484,327
Science and Technology	803,568	8,132,104
Other Funds	4,094,231	30,059,044
Total Waddell & Reed Advisors Group of Mutual Funds shares		74,136,783
Ivy Funds shares:
Global Natural Resources	389,293	7,307,033
Other Funds	1,817,671	27,988,957
Total Ivy Funds shares		35,295,990
Total investments		$119,133,715

(Continued)

WADDELL & REED FINANCIAL, INC.
401(k) AND THRIFT PLAN

Notes to Financial Statements

December 31, 2009 and 2008

December 31, 2008	Number of shares	Fair value
Waddell & Reed Financial, Inc. Class A common stock	453,770	$7,015,284
Cash equivalents	—	236,103
Accrued income	—	86,216

Waddell & Reed Advisors Group of Mutual Funds shares:
Asset Strategy	1,437,860	10,021,887
Cash Management	12,199,102	12,199,102
Core Investment	1,378,812	5,584,189
Science and Technology	797,004	5,650,759
Other Funds	5,676,853	32,119,780
Total Waddell & Reed Advisors Group of Mutual Funds shares		65,575,717
Ivy Funds shares	1,817,315	20,530,585
Total investments		$93,443,905

Cash equivalents consist of shares of the Waddell & Reed Cash Management fund.

(b)                      Fair Value Measures

The Plan determines the fair value of the investments using broad levels of inputs as defined by related accounting standards:

•                              Level 1 — Quoted prices in active markets for identical securities.

•                              Level 2 — Other significant observable inputs (including quoted prices in active markets for similar securities).

•                              Level 3 — Significant unobservable inputs (including the Plan’s own assumptions in determining the fair value of investments).

At December 31, 2009 and 2008, all of the Plan’s investments were Level 1 investments.

(Continued)

WADDELL & REED FINANCIAL, INC.
401(k) AND THRIFT PLAN

Notes to Financial Statements

December 31, 2009 and 2008

(c)                       Change in Fair Values

During 2009 and 2008, the Plan’s investments (including gains and losses on investments bought and sold as well as held during the year) appreciated by $28,906,940 and depreciated by $52,669,241, respectively, as follows:

	2009	2008
Waddell & Reed Financial, Inc. Class A common stock	$5,177,616	(5,282,360)
Waddell & Reed Advisors Group of Mutual Funds:
Accumulative	694,331	(2,023,741)
Asset Strategy	2,467,942	(6,446,938)
Bond	47,095	(62,178)
Continental Income	144,427	(195,825)
Core Investment	1,186,240	(3,096,786)
Dividend Opportunities	199,168	(697,407)
Energy	440,587	(1,062,456)
Global Bond	602,656	(557,348)
Government Securities	(66,523)	114,721
High Income	537,447	(357,576)
International Growth	873,523	(2,334,904)
New Concepts	2,145,309	(3,564,571)
Retirement Shares	17,678	(196,440)
Science and Technology	2,429,647	(3,568,672)
Small Cap	1,090,683	(1,591,780)
Value	375,429	(821,874)
Vanguard	953,173	(3,046,014)
Total Waddell & Reed Advisors Group of Mutual Funds	14,138,812	(29,509,789)

Ivy Funds:
Asset Strategy	808,132	(1,477,293)
Bond	(10,029)	(11,386)
Capital Appreciation	104,352	(280,363)
Core Equity	56,178	(101,572)
Cundill Global Value	307,662	(600,002)
European Opportunities	263,563	(1,502,170)
Global Natural Resources	2,750,515	(6,097,740)
High Income	337,675	(74,624)
International Balanced	195,427	(382,630)
International Core Equity	375,045	(497,599)
International Growth	175,661	(522,920)
Large Cap Growth	289,839	(621,434)

(Continued)

WADDELL & REED FINANCIAL, INC.
401(k) AND THRIFT PLAN

Notes to Financial Statements

December 31, 2009 and 2008

	2009	2008
Limited-Term Bond	$13,490	10,649
Micro Cap Growth	1,464	—
Mid Cap Growth	141,552	(198,774)
Mortgage Securities	8,941	(66,352)
Pacific Opportunities	1,930,852	(3,067,163)
Real Estate Securities	251,236	(570,805)
Science and Technology	806,977	(955,832)
Small Cap Growth	559,000	(706,084)
Small Cap Value	222,980	(152,998)
Total Ivy Funds	9,590,512	(17,877,092)
Net appreciation (depreciation)	$28,906,940	(52,669,241)

(4)                     Contributions by Participants and Participating Employers

The contributions of participants and each participating employer to the Plan for the years ended December 31 are as follows:

	2009		2008
	Participant	Employer	Participant	Employer
Waddell & Reed Financial, Inc.	$41,902	5,180	149,527	60,439
Waddell & Reed, Inc.	2,960,553	526,342	4,188,034	1,690,319
Waddell & Reed Investment Management Company	1,154,438	256,861	1,342,877	621,876
Waddell & Reed Services Company	512,989	143,100	1,460,334	721,438
The Legend Group of Companies	426,877	96,690	466,662	225,779
Austin Calvert & Flavin, Inc.	71,700	19,638	97,178	48,960
Ivy Funds Distributor, Inc.	973,227	208,615	919,225	450,080
Waddell & Reed Corporate LLC	1,567,608	318,044	—	—
Waddell & Reed Capital Management Group, Inc.	76,588	10,863	—	—
	$7,785,882	1,585,333	8,623,837	3,818,891

(5)                     Related-Party Transactions

Plan investments include shares of mutual funds managed by Waddell & Reed Investment Management Company and Ivy Investment Management Company, as well as shares of Waddell & Reed Financial, Inc. Class A common stock. Waddell & Reed Financial, Inc. and its affiliates are the sponsors, as defined by the Plan, and therefore, these transactions qualify as party in interest.

(Continued)

WADDELL & REED FINANCIAL, INC.
401(k) AND THRIFT PLAN

Notes to Financial Statements

December 31, 2009 and 2008

(6)                     Plan Termination

Although it has not expressed any intent to do so, Waddell & Reed Financial, Inc. has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. All plan assets would be distributed in the event of plan termination.

(7)                     Tax Status

The IRS has determined and informed Waddell & Reed Financial, Inc. by a letter dated April 24, 2001 that the Plan and related trust are designed in accordance with applicable sections of the Internal Revenue Code of 1986, as amended (the “IRC”). Although the Plan has been amended since receiving the determination letter, the plan administrator and the Plan’s tax counsel are not aware of any activity or transactions that would adversely affect the qualified status of the Plan.

(8)                     Risks and Uncertainties

The Plan invests in various investment securities. Investment securities are exposed to various risks such as interest rate, market, and credit risks. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect participants’ account balances and the amounts reported in the statements of net assets available for benefits.

(9)                     Subsequent Events

Effective January 1, 2010, the plan administrator reinstated the maximum employer matching contribution back to 4% of a participant’s eligible compensation. As a result, under IRC Sections 401(k) and 401(m)(11), the Plan will regain the status of a “safe harbor plan” for future years.

Schedule 1

WADDELL & REED FINANCIAL, INC.

401(k) AND THRIFT PLAN

Schedule of Assets Held for Investment Purposes

December 31, 2009

Identity of issuer, borrower,				Current
lessor, or similar party		Description of investment		value
	Cash equivalents	—		$462,080
	Accrued income	—		57,194
*	Waddell & Reed Financial, Inc.	300,644	shares of Class A common stock	9,181,668
				9,700,942
*	Waddell & Reed Advisors Group of Mutual Funds	514,580	shares of Accumulative	3,334,478
*	Waddell & Reed Advisors Group of Mutual Funds	1,508,487	shares of Asset Strategy	13,078,578
*	Waddell & Reed Advisors Group of Mutual Funds	262,113	shares of Bond	1,596,271
*	Waddell & Reed Advisors Group of Mutual Funds	10,028,072	shares of Cash Management	10,028,072
*	Waddell & Reed Advisors Group of Mutual Funds	159,806	shares of Continental Income	1,193,748
*	Waddell & Reed Advisors Group of Mutual Funds	1,283,769	shares of Core Investment	6,354,658
*	Waddell & Reed Advisors Group of Mutual Funds	103,140	shares of Dividend Opportunities	1,328,437
*	Waddell & Reed Advisors Group of Mutual Funds	147,734	shares of Energy	1,662,011
*	Waddell & Reed Advisors Group of Mutual Funds	560,271	shares of Global Bond	2,185,055
*	Waddell & Reed Advisors Group of Mutual Funds	373,405	shares of Government Securities	2,098,539
*	Waddell & Reed Advisors Group of Mutual Funds	397,352	shares of High Income	2,662,257
*	Waddell & Reed Advisors Group of Mutual Funds	487,745	shares of International Growth	4,121,443
*	Waddell & Reed Advisors Group of Mutual Funds	694,253	shares of New Concepts	6,484,327
*	Waddell & Reed Advisors Group of Mutual Funds	803,568	shares of Science and Technology	8,132,104
*	Waddell & Reed Advisors Group of Mutual Funds	296,294	shares of Small Cap	3,555,523
*	Waddell & Reed Advisors Group of Mutual Funds	178,785	shares of Value	1,821,815
*	Waddell & Reed Advisors Group of Mutual Funds	613,006	shares of Vanguard	4,499,467
	Total Waddell & Reed Advisors Group of Mutual Funds			74,136,783
*	Ivy Funds	204,962	shares of Asset Strategy	4,597,290
*	Ivy Funds	9,792	shares of Bond	94,594
*	Ivy Funds	44,357	shares of Capital Appreciation	370,829
*	Ivy Funds	33,524	shares of Core Equity	299,037
*	Ivy Funds	107,740	shares of Cundill Global Value	1,323,048
*	Ivy Funds	74,447	shares of European Opportunities	1,627,422
*	Ivy Funds	389,293	shares of Global Natural Resources	7,307,033
*	Ivy Funds	175,724	shares of High Income	1,435,663
*	Ivy Funds	61,365	shares of International Balanced	832,716
*	Ivy Funds	93,668	shares of International Core Equity	1,386,282
*	Ivy Funds	32,473	shares of International Growth	931,982
*	Ivy Funds	106,407	shares of Large Cap Growth	1,239,640
*	Ivy Funds	42,445	shares of Limited-Term Bond	467,318
*	Ivy Funds	15,059	shares of Micro Cap Growth	213,231
*	Ivy Funds	34,240	shares of Mid Cap Growth	464,300
*	Ivy Funds	23,474	shares of Mortgage Securities	192,018
*	Ivy Funds	358,673	shares of Pacific Opportunities	5,451,832
*	Ivy Funds	70,450	shares of Real Estate Securities	1,028,564
*	Ivy Funds	106,319	shares of Science And Technology	3,249,118
*	Ivy Funds	160,422	shares of Small Cap Growth	1,907,416
*	Ivy Funds	62,130	shares of Small Cap Value	876,657
	Total Ivy Funds			35,295,990
	Total investments			$119,133,715

*  Indicates party-in-interest investment.

See accompanying report of independent registered accounting firm.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, as amended, the Administrative Committee of the Plan has duly caused this annual report to be signed on its behalf by the undersigned, hereunto duly authorized, in the City of Overland Park, State of Kansas, on June 29, 2010.

WADDELL & REED FINANCIAL, INC.
401(K) AND THRIFT PLAN, AS AMENDED AND RESTATED

By:	/s/ Daniel P. Connealy
Daniel P. Connealy, Member
Administrative Committee

By:	/s/ Sara L. Kircher
Sara L. Kircher, Member
Administrative Committee

By:	/s/ Mark S. Newman
Mark S. Newman, Member
Administrative Committee

By:	/s/ Michael D. Strohm
Michael D. Strohm, Member
Administrative Committee

By:	/s/ John E. Sundeen, Jr.
John E. Sundeen, Jr., Member
Administrative Committee